02046602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

6/30/02

For the month of June, 2002

e-SIM LTD. (formerly EMULTEK LTD.)

5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

P

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: July 1, 2002

By _______________________
Yaron Eldad, CFO

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:
Shaindy Babad
e-SIM Ltd.
+1-888-742-9364
shaindy@e-sim.com

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770,
yaron@e-sim.co.il

E-SIM REPORTS FIRST QUARTER EARNINGS RESULTS

Posts lowest loss rate for last 12 quarters

JERUSALEM, Israel, June 11, 2002 -- e-SIM (NASDAQ: ESIM.OB), the leader in advanced simulation technology for product design, development of embedded systems, web-based customer support and marketing, announced today its financial results for the first quarter, ended April 30, 2002.

Revenues for the first quarter were $1,080,796, compared with $1,900,199 for the comparable quarter of 2001 and compared with $630,502 for the previous quarter, representing a quarter by quarter 71% increase in revenues. Gross profit for the first quarter was $680,069, compared with $1,307,731 for the comparable quarter. Gross profit for the previous quarter was $191,162. This represents a quarter by quarter gross profit growth of 256%.

e-SIM continues to realize savings resulting from its successful restructuring effort. As a result of this effort e-SIM has been able to cut down its losses to the lowest loss rate for the last 12 quarters. e-SIM's operating expenses were further reduced to $1.5 million this quarter, compared with a high of $4.2 million in operating expenses (Q2, 2001) and $1.9 million for the previous quarter. As a result of the increase in reveunes, coupled with the successful restructuring effort, e-SIM's loss for the Quarter was $826,648, or $0.07 per share, compared with $1,825,939, or $0.16 per share, for the comparable quarter and compared with $1,736,764, or $0.15 per share, for the previous quarter, representing a quarter by quarter decrease of 52% in the company's loss.

"We signed very significant and long term business this quarter with industry leading, world-renowned companies such as Ericsson, Motorola and Yamataga Printing Ltd. In addition, our backlog remains strong, with $3.3 million of revenues due in the coming quarters." Said Ken Dixon, President of e-SIM Ltd. "e-SIM's management team remains committed to our business plan, which has already begun to bear fruit in this quarter's results."

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, ``virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

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e-SIM LTD.

CONSOLIDATED BALANCE SHEET

In U.S. Dollars

	April 30 2002 (unaudited)	January 31 2002 (audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,217,580	1,304,654
Trade receivables	754,148	1,343,021
Other receivables and prepaid expenses	343,293	*351,475
Total current assets	2,315,021	2,999,150
SEVERANCE PAY FUND	444,078	465,659
LONG-TERM PREPAID EXPENSES	66,812	72,572
PROPERTY AND EQUIPMENT, NET	779,110	1,078,043
	$3,605,021	$4,615,424
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
CURRENT LIABILITIES:		
Short-term bank loan	24,662	3,708
Current maturities of long term bank loans	3,564,564	4,195,725
Trade payables	704,271	976,749
Deferred revenues	925,029	349,138
Accrued expenses and other liabilities	1,715,309	*1,548,743
Total current liabilities	6,933,835	7,074,063
LONG-TERM LIABILITY - Accrued severance pay	763,014	816,147
SHAREHOLDERS' DEFICIENCY	(4,091,828)	(3,274,786)
	$3,605,021	$4,615,424

* Reclassified.

e-SIM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
In U.S. Dollars

	Three months ended April 30,		Year ended January 31,		
	2002	2001	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Revenues:					
Products	528,208	1,463,084	3,030,709	6,818,003	4,242,354
Services	552,588	437,115	2,005,616	3,063,239	1,796,252
	1,080,796	1,900,199	5,036,325	9,881,242	6,038,606
Cost of revenues:					
Products	58,258	49,917	169,400	383,004	357,858
Services	342,469	542,551	1,775,408	1,734,794	1,200,854
	400,727	592,468	1,944,808	2,117,798	1,558,712
Gross profit	680,069	1,307,731	3,091,517	7,763,444	4,479,894
Operating expenses:					
Simulation development costs				2,474,859	725,498
Web-site creation costs				800,086	570,308
Research and development, net	377,549	808,238	2,609,742	2,773,708	2,243,635
Selling and marketing, net and general and administrative	1,111,451	2,297,686	7,916,101	8,808,002	6,626,694
Other expenses			910,303	-	-
Total operating expenses	1,489,000	3,105,924	11,436,146	14,856,655	10,166,135
Operating loss	(808,931)	(1,798,193)	(8,344,629)	(7,093,211)	(5,686,241)
Financial expenses (income), net	(65,315)	27,746	209,345	(230,051)	(235,515)
Other expenses	83,032	-	426,108	730,559	-
Loss for the period	($826,648)	($1,825,939)	($8,980,082)	($7,593,719)	($5,450,726)
Basic and diluted net loss per share	($0.07)	($0.16)	($0.77)	($0.65)	($0.52)
Weighted average number of shares used in computing basic and diluted loss per.share	11,665,359	11,659,372	11,663,170	11,642,687	10,455,766

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: July 1, 2002

By *__/s/ Yaron Eldad__*
Yaron Eldad, CFO